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September 2, 2020

Via EDGAR Submission

Christina Chalk, Senior Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street NE
Washington, DC 20549

Re:	Colony Capital, Inc. Schedule TO-I Filed August 27, 2020 File No. 005-89832

Dear Ms. Chalk:

On behalf of Colony Capital, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 28, 2020, with respect to the Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed by the Company on August 27, 2020 (File No. 005-89832). In connection with this response letter, the Company is filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) with the Commission.
For your convenience, each of the Staff’s comments is reproduced in its entirety in italics below and is followed by the corresponding response of the Company. Capitalized terms used but not defined in this letter have the applicable meaning ascribed to such terms in the Offer to Purchase (the “Offer to Purchase”), attached as Exhibit (a)(1)(i) to the Schedule TO.
Exhibit (a)(1)(i) – Offer to Purchase
Cover Page

1. Refer to the first full paragraph on the cover page, which discloses the Expiration Time for the Offer with the caveat that the Offer could be “earlier terminated in the Company’s sole discretion.” Since the Offer period is exactly 20 U.S. business days, as required by Rule 13e-4(f)(1)(i), it is not clear how the Company could terminate it earlier, unless pursuant to the failure of a listed Offer condition, which would not appear to be in the issuer’s “sole discretion.” Please revise or advise.

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Response: The Company acknowledges the Staff’s comment and has revised the statement on the cover page of the Offer to Purchase as set forth in the following marked statement:

“THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 24, 2020, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”) OR EARLIER TERMINATED ~~IN THE COMPANY’S SOLE DISCRETION~~.”

2.
On the cover page and elsewhere in the Offer to Purchase, you characterize the Offer as being “open to all holders of record of Convertible Notes.” Also, on page iv, you state “[o]nly Holders – i.e., record owners, as reflected in the Company’s registry of ownership – are entitled to tender Convertible Notes.” However, it appears from disclosure later in the Offer to Purchase that the Offer is open to beneficial holders as well, but they must tender through their record holder nominee. In future filings, avoid statements such as these that the Offer is only “open” to record holders, which may be confusing and would violate the all-holders provisions of Rule 13e-4.

Response: In response to the Staff’s comment, the Company acknowledges that in future filings it will avoid statements indicating that the Offer is only “open” to record holders.

Determination of Validity, page 12

3.
You state that the Company reserves the right to reject any tenders that acceptance of or payment for may “upon the advice of counsel for the Company, be unlawful.” Please clarify the circumstances under which the Company could reject tenders, other than for defects in such tenders, consistent with Rule 13e-4(f)(8)(i). See also, comment 9 below.

Response: The Company acknowledges the Staff’s comment and has revised the referenced statement as set forth in the following marked statement:

“The Company reserves the absolute right in its sole discretion to reject any or all tenders that are not in proper form ~~or the acceptance of or payment for which may, upon the advice of counsel for the Company, be unlawful~~.”

Conditions to the Offer, page 15

4.
On page 16, briefly expand to describe what kinds of events could trigger an “escalation of the impacts of the recent CVID-19 viral outbreak’ so that Holders can understand the scope of this condition.

Response: The Company acknowledges the Staff’s comment and has revised the referenced bullet point in the “Conditions to the Offer” section as set forth in the following marked statement:

“the commencement or escalation of any war, armed hostilities or other national or international calamity, including, but not limited to, an act of terrorism, a pandemic, or an escalation of the impacts of the recent COVID-19 viral outbreak as a result of precautionary or emergency measures, recommendations or orders taken, issued or reinstated by any governmental or regulatory authority in response to the COVID-19 viral outbreak, directly or indirectly involving the United States, on or after August 27, 2020"

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5.
On page 16, quantify what would constitute a “material change in United States or any other currency exchange rates” for purposes of this Offer condition, including when and as of what date such change would be measured.

Response: The Company acknowledges the Staff’s comment and has deleted the bullet point referenced in the Staff’s comment as set forth in Amendment No. 1.

6.
See our last comment above. We note that as currently drafted, a material change in any global currency exchange rate in any global currency would appear to trigger your Offer condition. As such, this condition appears to be very broad and not necessarily tied to the Company or its business or any material impact, whether negative or positive, on the same. Confirm in your response letter that this is your intention, or consider revising.

Response: The Company acknowledges the Staff’s comment and, as noted in response to Comment No. 5, has deleted the bullet point referenced in the Staff’s comment as set forth in Amendment No. 1.

7.	In the same condition, clarify what is meant by a limitation on currency markets.

Response: The Company acknowledges the Staff’s comment and, as noted in response to Comment No. 5, has deleted the bullet point referenced in the Staff’s comment as set forth in Amendment No. 1.

8.	All Offer conditions must be objective and outside the control of the Company.
Reserving the right to assert an Offer condition in the Company’s “sole discretion” raises concerns of an illusory offer. Similarly, stating that an Offer condition may be asserted “regardless of the circumstances giving rise to any such condition” raises the possibility that the Company’s own actions or inaction could “trigger” a listed Offer condition. Please revise the language in the second full paragraph on page 17 to address these concerns regarding an illusory offer.

Response: In response to the Staff’s comment, the Company has revised the first sentence of the second full paragraph on page 17 of the Offer to Purchase as set forth in the following marked statement:

“The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its ~~sole~~ reasonable discretion, regardless of the circumstances giving rise to any such condition (other than any action or failure to act by the Company), and may be waived by the Company in whole or in part, at any time and from time to time at or prior to the Expiration Time, in the sole discretion of the Company, whether or not any other condition of the Offer is also waived.”

Other Material Information, page 27

9.
Refer to the statement in this section indicating that tenders may not be accepted from Holders in certain jurisdiction. While Offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered Notes will not be accepted from all Holders. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii). Please

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make corresponding changes throughout the offer to purchase where such language appears.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages iv and 27 of the Offer to Purchase to replace the word “jurisdiction” with the phrase “U.S. state” as set forth in the following marked statement:

“We are not aware of any ~~jurisdiction~~ U.S. state where the making of the Offer is not in compliance with applicable law. If we become aware of any ~~jurisdiction~~ U.S. state where the making of the Offer or the acceptance of Convertible Notes pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders of Convertible Notes in such ~~jurisdiction~~state.”
The Company advises the Staff that corresponding changes in the Offer to Purchase have also been implemented.
If you have any questions regarding the foregoing or Amendment No. 1, please do not hesitate to contact me at (202) 637-5868 or Tiffany Posil at (202) 637-3663.
Sincerely,

/s/ David W. Bonser
David W. Bonser,
Partner

cc:	Ronald M. Sanders, Executive Vice President, Chief Legal Officer and Secretary, Colony Capital, Inc. Tiffany Posil, Hogan Lovells US LLP